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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           WHITEHALL JEWELLERS, INC.
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                              (Name of Issuer)

                    Common Stock, par value $.001 per share,
              including associated preferred stock purchase rights
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                       (Title of Class of Securities)

                                  965063 10 0
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.    965063 10 0              13G                 PAGE 2  OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Matthew M. Patinkin
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        Not Applicable
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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States Citizen
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    Number of
                           5       Sole Voting Power

      Shares                       812,855 shares*
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   54,677 shares
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        625,943 shares*
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    54,677 shares
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        880,813 shares*
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
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 11     Percent of Class Represented by Amount in Row (9)

        5.9%
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 12     Type of Reporting Person (See Instructions)

        IN
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*Includes 275,734 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.
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ITEM 1(a). NAME OF ISSUER:

           Whitehall Jewellers, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           155 N. Wacker, Suite 500, Chicago, Illinois 60606

ITEM 2(a). NAME OF PERSON FILING:

           Matthew M. Patinkin

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           155 N. Wacker, Suite 500, Chicago, Illinois 60606

ITEM 2(c). CITIZENSHIP:

           United States Citizen

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.001 per share, including associated preferred stock purchase rights.

ITEM 2(e). CUSIP NUMBER:

           965063 10 0

ITEM 3.    Not Applicable

ITEM 4.    OWNERSHIP.

           (a) Amount beneficially owned:

               880,813 shares*

           (b) Percent of class:

                5.9%

           (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote - 812,855*

               (ii)   Shared power to vote or direct the vote - 54,677

               (iii) Sole power to dispose or to direct the disposition of - 625,943*

               (iv) Shared power to dispose or to direct the disposition of - 54,677

* Includes 275,734 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days of this filing.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable


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ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable

ITEM 10.   CERTIFICATIONS.

           Not Applicable


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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 6, 2001
                                            ------------------------------------
                                                          (Date)


                                                   /s/ Matthew M. Patinkin
                                            -- ---------------------------------
                                                        (Signature)


                                                        Matthew M. Patinkin
                                            ------------------------------------
                                            Executive Vice President, Operations



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